Exhibit 99.1

Allied Esports Entertainment Announces Third Quarter 2021 Financial Results

IRVINE, Calif. (November 22, 2021) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company” or “AESE”), a global esports entertainment company, today announced financial results for the third quarter ended September 30, 2021, as well as an update on key business initiatives and leadership. This release refers to “continuing” and “discontinued” operations due to the sale of the Company’s subsidiaries owning and operating its poker-related business, the World Poker Tour® (“World Poker Tour,” or “WPT®”) on July 12, 2021. Therefore, unless otherwise noted, results presented in this release relate to the continuing operations of the Company and Allied Esports, and excludes the World Poker Tour, which is classified as discontinued operations.

Commenting on the third quarter 2021 results, the Company’s CEO, Libing (Claire) Wu, said, “The third quarter was a very productive period for AESE highlighted by a strong quarter of growth from our Esports business. During the quarter, total revenues more than doubled from the prior quarter and increased over 182% compared to the third quarter last year. This growth was driven by a sharp recovery of the In-person pillar of our Esports business with the U.S. economy almost fully re-opened, coupled with a steady climb in Las Vegas foot traffic and the return of live entertainment events. That said, game publishers, who were our largest customers prior to the pandemic, have not yet resumed In-person events and could provide an additional boost to our In-person pillar when they resume normal activities. During the third quarter we also generated solid revenue contributions from our Multiplatform Content pillar and we continue to make strides towards monetizing our growing content library with key streaming partners as well as building out our production services capabilities through AE Studios.”

Ms. Wu concluded, “Importantly, during the quarter, we significantly improved our liquidity position with the sale of WPT to Element Partners in an all-cash transaction for $105 million. Since the completion of the WPT transaction this summer, we have made good headway in evaluating opportunities to invest our cash and exploring strategic alternatives for our Esports business as we look to maximize value for AESE shareholders.”

Corporate Developments

On July 12, 2021, the Company announced the completion of the sale of its subsidiaries comprising the World Poker Tour® (“WPT Transaction”), to Element Partners, LLC. As previously announced, the purchase price of the transaction totaled $105 million.

As previously announced, the Company has accelerated its plans to explore strategic options for the Esports business, including a possible sale of the business. The Company has made substantial progress in identifying a path forward for the Esports business that maximizes value for AESE shareholders. To this end, the Company has entered into a non-binding Letter of Intent with a third party to sell the Esports business. The Company is not in a position to announce further details at this time, but will provide updates in due course.

In addition, the Company is continuing to identify opportunities to invest the cash on its balance sheet, along with any cash from the potential sale of the Esports business, to acquire or merge with an existing business. To date, the Company has reviewed a number of potential targets and the continued sourcing of additional opportunities is ongoing. The Company’s key criteria for a potential target business include a proven business model with an experienced management team and a documented use of the Company’s cash. The Company has been in contact with a number of investment banks to assist in the process and expects to officially engage a firm in the near future.

Third Quarter 2021 Financial Results

Revenues: Total revenues of $1.7 million increased 182% for the third quarter of 2021 compared to the third quarter of 2020. This was driven by the increased foot traffic at the Company’s HyperX Esports Arena Las Vegas due to the increased number of events and loosened restrictions of operating hours and social distancing measures as well as continued encouraging results from the Company’s push into its Multiplatform Content pillar of the business.

Costs and expenses: Total costs and expenses to for the third quarter of 2021 were $5.6 million, an increase of 27% compared to the third quarter of 2020. Costs and expenses increased primarily due to higher expenses in the In-person pillar and selling and marketing expenses due to the recovery of live in-person events. General and administrative expenses also increased primarily due to severance accrual for our former CEO along with additional compensation, including the normalization of salaries in 2021 as compared to the temporary salary reductions in the third quarter of 2020 in response to the COVID pandemic.

Net income for the quarter was $74.3 million compared to a net loss of $6.5 million in the prior year period. The improvement was primarily driven by the gain on the sale of WPT.

Adjusted EBITDA loss was $3.0 million for the third quarter of 2021 compared to a loss of $2.4 million in the third quarter of 2020. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Balance Sheet

As of September 30, 2021, the Company had a cash position of $100.2 million, including $5.0 million of restricted cash compared to $5.4 million at December 31, 2020, which also included $5.0 million of restricted cash. As of September 30, 2021, all of the gross principal amount of bridge and convertible debt had been paid-off compared to a balance of $3.4 million as of December 31, 2020. As of September 30, 2021, the Company’s common shares outstanding totaled approximately 39.1 million shares.

Operational Update

During the third quarter, Allied Esports produced 110 events, including 39 proprietary events and 71 third-party online and in-person productions. Total events rose 31% versus the prior quarter, primarily due to a significant increase in third party events.

The Company saw strong growth during the quarter in both its in-arena and online proprietary offerings, with a 24% increase in total players competing in both online and in-arena events compared to the prior quarter.

Third party events company-wide were up 51% quarter over quarter, driven by an 89% increase in third party events and productions booked at the HyperX Esports Arena Las Vegas. In addition, AE Studios, the Company’s new original content, storytelling and production services arm, produced a number of events including the CelebriTee Showdown for Twitch.

Also during the quarter, AESE produced the American Red Cross’ inaugural Rescue Royale charity esports tournament and streaming event to engage the gaming community in giving back to help people impacted by disasters of all sizes.

The Allied Esports Truck remained active during the third quarter, including the start of a seven-stop tour at NASCAR Cup Series race Midways and Fan Zones visiting Watkins Glen, Michigan International Speedway and Daytona International Speedway.

The Multiplatform Content pillar also performed well, with the Company’s 24-hour content strategy on Twitch, generating 3.2 million live views during the third quarter, while also increasing total followers by 24%.

AE Studios continues to provide value to the Company and its production of CelebriTee Showdown for Twitch on its TwitchSports channel aired 16 episodes and increased the total number of episodes for 2021 from 24 to 30.

Subsequent to the quarter end, Allied Esports was recognized at the Tempest Esports Business Awards in October as a finalist in the Innovative Use of Technology category. The award acknowledged the Company for its production of the world’s first esports tournament featuring live animated commentators in a partnership with motion capture technology leader, Xsens.

Leadership Update

Subsequent to quarter end, on October 11, 2021, the Company announced the appointment of Roy Anderson as the Company’s Chief Financial Officer, effective immediately. Mr. Anderson succeeds Anthony Hung, who served as the Company’s Chief Financial Officer from September 2019 until his resignation in September 2021.

Also subsequent to quarter end, on November 11, 2021, the Board of Directors appointed current directors of the Company into new roles to accelerate the Company’s progress in identifying and consummating the acquisition of one or more companies and concluding a possible sale of the Company’s esports business. The Board of Directors appointed Lyle Berman as President, Yinghua Chen as Chief Investment Officer and Adam Pliska as a special consultant.

Board of Directors

Subsequent to quarter end, on November 5, 2021, Alexander Misch, a Class B Director of the Company, resigned from the Board of Directors. On November 11, 2021, the Board of Directors appointed Mr. Guanzhou (Jerry) Qin to the Board of Directors as a Class B Director to fill the vacancy created by Mr. Misch’s resignation. Mr. Qin brings strong management skills from Fortune 500 companies, hands-on knowledge at high-tech startups, and deep experience in finance and accounting.

In addition to the appointment of Mr. Qin, the Board of Directors elected Yanyang Li, a current director of the Company, to serve as co-Chairman of the Board of Directors with the existing chairman, Lyle Berman.

Third Quarter 2021 Conference Call

The Company will host a conference call today at 2:00 p.m. Pacific Time / 5:00 p.m. Eastern Time to discuss its third quarter 2021 financial results. Participants may join the conference call by dialing 1-877-407-0792 (United States) or 1-201-689-8263 (International).

A live webcast of the conference call will also be available on the Company’s Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 p.m. ET on Monday, December 6, 2021, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 13725300.

About Allied Esports Entertainment

Allied Esports Entertainment (NASDAQ: AESE) is a global esports entertainment venture dedicated to providing transformative live experiences, multiplatform content and interactive services to audiences worldwide. For more information, visit alliedesports.gg.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

The Company provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, the Company provides EBITDA (defined as GAAP net income (loss) from continuing operations before interest (income) expense, income taxes, depreciation, and amortization). The Company defines “Adjusted EBITDA” as EBITDA excluding certain non-cash charges, such as stock-based compensation, inducement expense, extinguishment losses and impairment losses, but also excluding certain non-recurring items, such as PPP loan forgiveness.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure the Company’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of the Company by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

The Company’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and our non-GAAP definitions of the “EBITDA” and “adjusted EBITDA” do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but include or exclude different items, which may not provide investors a comparable view of the Company’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering the Company’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward Looking Statements

This communication contains certain forward-looking statements under federal securities laws. Forward-looking statements may include our statements regarding our goals, beliefs, strategies, objectives, plans, including product and service developments, future financial conditions, results or projections or current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms, or other comparable terminology. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our control, that could cause actual results or outcomes to differ materially from those discussed in these forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; the ability to retain key personnel; potential litigation; general economic and market conditions impacting demand for our services; a change in our plans to retain the net cash proceeds from the WPT sale transaction; our inability to enter into one or more future acquisition or strategic transactions using the net proceeds from the WPT sale transaction; and a decision not to pursue strategic options for the esports business. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of AESE are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this communication. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect our business is described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on April 13, 2021. Readers are also urged to carefully review and consider the various disclosures we made in such Annual Report on Form 10-K

# # #

Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addo.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

Allied Esports Entertainment, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2021	2020
	(unaudited)
Assets
Current Assets
Cash	$95,221,785	$424,223
Restricted cash	5,000,000	5,000,000
Accounts receivable	338,118	271,142
Prepaid expenses and other current assets	1,011,430	909,766
Assets of discontinued operations	-	45,363,817
Total Current Assets	101,571,333	51,968,948
Property and equipment, net	6,873,533	9,275,729
Intangible assets, net	29,820	30,818
Deposits	625,000	625,000
Total Assets	$109,099,686	$61,900,495
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$342,185	$901,353
Accrued expenses and other current liabilities	2,820,105	1,987,017
Accrued interest, current portion	-	152,899
Due to affiliates	-	9,433,975
Deferred revenue	354,104	57,018
Bridge note payable	-	1,421,096
Convertible debt, net of discount, curent portion	-	1,000,000
Convertible debt, related party, net of discount, current portion	-	1,000,000
Loans payable, current portion	-	539,055
Liabilities of discontinued operations	-	9,169,247
Total Current Liabilities	3,516,394	25,661,660
Deferred rent	1,961,640	1,693,066
Accrued interest, non-current portion	-	193,939
Convertible debt, net of discount, non-current portion	-	578,172
Loans payable, non-current portion	-	368,074
Total Liabilities	5,478,034	28,494,911
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 39,141,907 and 38,506,844 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	3,915	3,851
Additional paid in capital	197,642,458	195,488,181
Accumulated deficit	(94,251,576)	(162,277,414)
Accumulated other comprehensive income	226,855	190,966
Total Stockholders’ Equity	103,621,652	33,405,584
Total Liabilities and Stockholders’ Equity	$109,099,686	$61,900,495

Allied Esports Entertainment, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues:
In-person	$1,455,867	$595,932	$2,627,781	$2,274,135
Multiplatform content	229,961	951	383,684	951
Total Revenues	1,685,828	596,883	3,011,465	2,275,086
Costs and Expenses:
In-person (exclusive of depreciation and amortization)	1,249,640	640,409	2,442,750	2,134,964
Multiplatform content (exclusive of depreciation and amortization)	87,373	-	214,258	-
Online operating expenses	37,462	34,577	134,009	148,977
Selling and marketing expenses	87,755	52,788	216,428	185,004
General and administrative expenses	3,196,736	2,270,018	8,444,054	8,039,358
Stock-based compensation	151,220	508,268	1,081,362	4,729,643
Depreciation and amortization	806,137	905,580	2,495,939	2,715,007
Impairment of investment in ESA	-	-	-	1,138,631
Total Costs and Expenses	5,616,323	4,411,640	15,028,800	19,091,584
Loss From Operations	(3,930,495)	(3,814,757)	(12,017,335)	(16,816,498)
Other Income (Expense):
Gain on forgiveness of PPP loans and interest	912,475	-	912,475	-
Other income (expense), net	54,434	(2,973)	69,413	(5,432)
Conversion inducement expense	-	-	-	(5,247,531)
Extinguishment loss on acceleration of debt redemption	-	(1,733,768)	-	(1,733,768)
Interest expense	(11,809)	(1,488,517)	(269,411)	(3,033,524)
Total Other Income (Expense)	955,100	(3,225,258)	712,477	(10,020,255)

Loss from continuing operations	(2,975,395)	(7,040,015)	(11,304,858)	(26,836,753)

(Loss) income from discontinued operations, net of tax provision:
(Loss) income from discontinued operations before the sale of WPT	(3,151,740)	491,138	1,099,033	630,678
Gain on sale of WPT	80,429,729	-	80,429,729	-
Income from discontinued operations	77,277,989	491,138	79,330,696	630,678
Net income (loss)	$74,302,594	$(6,548,877)	$68,025,838	$(26,206,075)

Basic and Diluted Net (Loss) Income per Common Share
Continuing operations	$(0.08)	$(0.24)	$(0.29)	$(1.01)
Discontinued operations, net of tax	$1.98	$0.02	$2.04	$0.02

Weighted Average Number of Common Shares Outstanding:
Basic	39,043,863	29,626,222	38,970,267	26,508,006
Diluted	39,043,863	29,626,222	38,970,267	26,508,006

Comprehensive Loss
Net Income (Loss)	$74,302,594	$(6,548,877)	$68,025,838	$(26,206,075)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(22,031)	45,358	35,889	45,548
Total Comprehensive Income (Loss)	$74,280,563	$(6,503,519)	$68,061,727	$(26,160,527)

RECONCILIATION OF GAAP NET LOSS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

(Unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines EBITDA as loss from continuing operations before interest, income taxes, depreciation and amortization of intangibles. AESE defines Adjusted EBITDA as EBITDA excluding stock-based compensation, gain on forgiveness of PPP loans, impairment losses, conversion inducement expenses and extinguishment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss from continuing operations, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Continuing operations
Net loss from continuing operations	$(2,975,395)	$(7,040,015)	$(11,304,858)	$(26,836,753)
Interest expense, net	11,809	1,488,517	269,411	3,033,524
Federal, state, and foreign taxes	(48,400)	50,000	(48,400)	167,410
Depreciation and amortization	806,137	905,580	2,495,939	2,715,007
EBITDA	(2,205,849)	(4,595,918)	(8,587,908)	(20,920,812)
Stock compensation	151,220	508,268	1,081,362	4,729,643
PPP loan forgiveness	(912,475)	-	(912,475)	-
Extinguishment loss on acceleration of debt redemption	-	1,733,768	-	1,733,768
Impairment expense	-	-	-	1,138,631
Conversion inducement expense	-	-	-	5,247,531
Adjusted EBITDA	$(2,967,104)	$(2,353,882)	$(8,419,021)	$(8,071,239)